Exhibit 99.1

ITURAN ANNOUNCES TASE DELISTING DATE

Ituran shares will continue to trade on NASDAQ

AZOUR, Israel – March 2, 2016 –  Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced that following its announcement of February 24, 2016 that it has requested that the Tel Aviv Stock Exchange (TASE) to initiate the process to delist the company’s shares from the TASE, it was informed that such delisting will be effective as of May 25, 2016 with the last trading date on the TASE being May 23, 2016.

The delisting in Israel will have no effect upon Ituran’s continued listing on the NASDAQ in the United States, and all shareholders will continue to be able to trade Ituran’s shares on NASDAQ.

Eyal Sheratzky, Co-CEO of Ituran said, “Over the years, Ituran has become an increasingly international company. We believe that by consolidating our shares’ listing onto a single and leading global stock market where our peers are also traded, will improve our trading and enhance shareholder value.”

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran's subscriber base has been growing significantly since the Company's inception to over 948,000 subscribers distributed globally. Established in 1995, Ituran has over 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft (ituran@gkir.com) GK Investor Relations (US) +1 646 201 9246